April 22, 2020

VIA EDGAR (Correspondence Filing)

Ms. Deborah O’Neal Division of Investment Management U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549
Re:	Johnson Mutual Funds Trust (the “Registrant”)

File Nos. 33-52970, 811-07254

Dear Ms. O’Neal:

On behalf of the Registrant, this letter responds to the comments you provided to Andrew Davalla on April 14, 2020 with respect to the Registrant’s post-effective amendment filed pursuant to Rule 485(a) on March 2, 2020.

Comment 1 – The Staff notes that series identifiers for certain series of the Trust were not included in the filing made on March 2, 2020. Please refile an amendment to the Trust’s registration statement pursuant to Rule 485(a) with all pertinent series class identifiers.

Response 1 – The requested amendment to the Trust’s registration statement will be filed and the Trust notes that it will be requesting the Staff to accelerate the effectiveness of that amendment.

Comment 2 – Please consider adding additional risk disclosure regarding COVID-19 and any implications for the Funds.

Response 2 – The following disclosure has been added:

Market and Geopolitical Risk.  The increasing interconnectivity between global economies and financial markets increases the likelihood that events or conditions in one region or financial market may adversely impact issuers in a different country, region or financial market. Securities in the Fund’s portfolio may underperform due to inflation (or expectations for inflation), interest rates, global demand for particular products or resources, natural disasters, pandemics, epidemics, terrorism, regulatory events and governmental or quasi-governmental actions. The occurrence of global events similar to those in recent years may result in market volatility and may have long term effects on both the U.S. and global financial markets.   The current novel coronavirus (COVID-19) global pandemic and the aggressive responses taken by many governments, including closing borders, restricting international and domestic travel, and the imposition of prolonged quarantines or similar restrictions, as well as the forced or voluntary closure of, or operational changes to, many retail and other businesses, has had negative impacts, and in many cases severe negative impacts, on markets worldwide. It is not known how long such impacts, or any future impacts of other significant events described above, will or would last, but there could be a prolonged period of global economic slowdown, which may impact your Fund investment.

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Comment 3 – Please add an explanation of duration.

Response 3 – The following disclosure has been added:

Duration is a measure of the expected life of a fixed income security that is used to determine the sensitivity of a security’s price to changes in interest rates. For example, the value of a portfolio of fixed income securities with an average duration of one year would generally be expected to decline by approximately 1% if interest rates rose by one percentage point.

Comment 4 – For Municipal Income Fund, please confirm that the Fund does not concentrate in any one industry or a group of industries.

Response 4 – The Trust so confirms.

Comment 5 – Please revise the principal investment strategy disclosure for the Enhanced Return Fund to clarify its intended exposure to equity securities.

Response 5 – The disclosure has been revised as follows:

The Fund invests in the large cap equity market through the use of S&P 500 index futures, combined with alpha generating short duration investment-grade fixed income securities.

The Fund’s adviser seeks to have notional exposure to equity index futures contracts in a value approximately equal to the Fund’s net assets. Utilizing equity index futures contracts to replicate returns of the underlying equity index typically requires less than 10% of the Fund’s assets to be posted as collateral. This effect is referred to as “leverage.” The Fund attempts to track an underlying equity index consisting of a representative sampling of the leading large capitalization companies in the leading industries in the U.S. economy. The equity index futures are used only for replication of returns, not speculation. The Fund also may invest in options on equity index futures and equity index exchange-traded funds (‘ETFs”).

Comment 6 – Please confirm that whether Johnson Opportunity Fund should have been included in the prospectus for the amendment to the Trust’s registration statement filed on March 2, 2020.

Response 6 – The Trust confirms that the Johnson Opportunity Fund was not supposed to be included in the amendment.

Please contact me at (614) 469-3353 if you should require any further information.

Sincerely,

/s/ Andrew Davalla

Andrew Davalla

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